UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Earthstone Energy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

27032D205
(CUSIP Number)

Frank A. Lodzinski President and Chief Executive Officer Oak Valley Resources, LLC 110 Cypress Station Drive, Suite 220 Houston, Texas 77090

with a copy to:

Reid. A Godbolt, Esq. Jones & Keller, P.C. 1999 Broadway, Suite 3150 Denver, Colorado 80202

(281) 298-4246
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27032D205

1	NAMES OF REPORTING PERSONS: Oak Valley Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): Not applicable (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 453,360 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 453,360 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions): OO

(1)	The shares of common stock, $0.001 par value per share (“Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), covered by this item may be deemed beneficially owned by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), under a Voting Agreement, dated as of May 15, 2014 (the “Voting Agreement”), between Oak Valley and Ray Singleton (the “Stockholder”), obligating the Stockholder to vote such shares in accordance with the terms of the Voting Agreement.

(2)	This calculation is based on 1,732,220 shares of Common Stock outstanding as of February 13, 2014, as reported in the Quarterly Report on Form 10-Q (the “Report”) filed by Earthstone with the Securities and Exchange Commission (the “Commission”) on February 13, 2014.

Page 1 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). The principal executive offices of Earthstone are located at 633 Seventeenth Street, Suite 2320, Denver, Colorado 80202.

Item 2. Identity and Background.

This Schedule 13D is being filed by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley” or the “Reporting Person”). The address of the principal office of Oak Valley is 110 Cypress Station Drive, Suite 220, Houston, Texas 77090. The principal business of Oak Valley is an independent oil and gas company engaged in the development and acquisition of oil and gas reserves.

The name and principal occupation of the directors and executive officers of Oak Valley as of the date hereof are set forth on Schedule A attached hereto, and incorporated herein by this reference. Schedule A attached hereto sets forth the following information as to each such person:

(i).	name;
(ii).	residence or business address;
(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv).	citizenship.

During the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 below.

The Stockholder entered into the Voting Agreement as a material condition and inducement to the willingness of Oak Valley to enter into the Exchange Agreement (as such term is defined below). The shares of Common Stock to which this Schedule 13D relates have not been purchased by Oak Valley and no funds were expended in connection with the execution of the Voting Agreement.

Item 4. Purpose of Transaction.

Exchange Agreement

On May 15, 2014, Oak Valley entered into an Exchange Agreement (the “Exchange Agreement”) with Earthstone, pursuant to which, among other things, Oak Valley will contribute to Earthstone the membership interests of its three subsidiaries, Oak Valley Operating, LLC, EF Non-Op, LLC and Sabine River Energy, LLC, each a Texas limited liability company, inclusive of producing assets, undeveloped acreage and an estimated $138 million of cash, in exchange for the issuance of approximately 9.1 million shares of Common Stock, to Oak Valley (the “Exchange”). Following the Exchange, current Earthstone stockholders will own 16% of Earthstone’s outstanding Common Stock and Oak Valley will own 84% of Earthstone’s outstanding Common Stock.

The respective boards of directors of Oak Valley and Earthstone have determined that the Exchange Agreement and the transactions contemplated by the Exchange Agreement are fair to, advisable and in the best interests of their respective owners, and have unanimously approved the Exchange, the Exchange Agreement and the transactions contemplated thereby. The transactions contemplated by the Exchange Agreement are subject to approval of Earthstone’s stockholders at a special stockholders’ meeting to be called and held by Earthstone, and other closing conditions.

Page 2 of 4 Pages

At the closing of the Exchange, which is subject to the approval of the Earthstone stockholders, Oak Valley’s management team, including President and Chief Executive Officer Frank A. Lodzinski, will assume the same roles in Earthstone. Mr. Lodzinski will also be a director of the combined company. Ray Singleton, Earthstone’s current President and Chief Executive Officer, will continue to serve in a senior executive position and as a director of Earthstone. All of the other board positions of Earthstone will be filled by Oak Valley.

At the closing of the Exchange, the Exchange Agreement requires that Earthstone enter into a Registration Rights Agreement with Oak Valley pursuant to which Earthstone will agree to register the shares of Common Stock to be issued to Oak Valley with the Securities and Exchange Commission (the “Commission”), subject to the terms and conditions set forth therein.

The Exchange Agreement contains certain termination rights for both Oak Valley and Earthstone, including, among other things, if the Exchange is not consummated on or before November 30, 2014, and further provides that, upon termination of the Exchange Agreement under certain circumstances, Earthstone may be obligated to pay Oak Valley a termination fee of $1 million.

Voting Agreement

Concurrent with, and in order to induce Oak Valley to enter into the Exchange Agreement, Oak Valley entered into a Voting Agreement dated as of May 15, 2014, with Ray Singleton (the “Stockholder”), Chairman of the Board of Directors of Earthstone, President and Chief Executive Officer, and significant stockholder in Earthstone (the “Voting Agreement”), with respect to all of the shares of Common Stock that are currently or will be beneficially owned by the Stockholder (“Voting Agreement Shares”). During the term of the Voting Agreement, the Stockholder has agreed, among other things, to (1) vote all Voting Agreement Shares in favor of the approval of the Exchange, the approval and adoption of the Exchange Agreement and the approval of any other transactions contemplated by the Exchange Agreement; (2) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Voting Agreement terminates; and (3) not enter into any other voting arrangement with respect to the Voting Agreement Shares or take any other action that would restrict, limit or interfere with the performance of his obligations under the Voting Agreement. The Voting Agreement terminates (a) at the closing of the Exchange or (b) if the Exchange Agreement is terminated in accordance with its terms. The Voting Agreement also includes the grant by the Stockholder of an irrevocable proxy to Frank A. Lodzinski, President and Chief Executive Officer of Oak Valley (and any other individual who may be designated by Oak Valley) to vote and exercise all voting rights with respect to the matters described above.

The foregoing descriptions of the Exchange Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Exchange Agreement and the Voting Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The response of Oak Valley to rows (7) through (13) of the cover page of this Schedule 13D are referenced herein. As of the date hereof, Oak Valley does not own any shares of Common Stock. For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Oak Valley may be deemed to be the beneficial owner of an aggregate of 453,360 shares of Common Stock in connection with the Voting Agreement. Pursuant to the obligations of the Stockholder under the Voting Agreement, Oak Valley may be deemed to have shared power to vote up to an aggregate of 453,360 shares of Common Stock, in favor of the approval of the Exchange, the Exchange Agreement and the other transactions contemplated thereby, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, Oak Valley may be deemed to be the beneficial owner of an aggregate of 453,360 shares of Common Stock. The Voting Agreement Shares represent approximately 26.1% of the outstanding shares of Common Stock as reported by Earthstone in its Quarterly Report on Form 10-Q filed with the Commission on February 13, 2014.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Oak Valley that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 3 of 4 Pages

(c) Except as set forth in this Schedule 13D with reference to the Exchange Agreement and the Voting Agreement, none of Oak Valley or, to its knowledge, any of its directors or executive officers named on Schedule A attached hereto, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Oak Valley has no right to receive dividends from, or the proceeds from the sale of, the Voting Agreement Shares.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of Oak Valley, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Earthstone, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Earthstone.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Exchange Agreement, dated as of May 15, 2014, by and between Oak Valley Resources, LLC and Earthstone Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on May 16, 2014).

2	Voting Agreement dated as of May 15, 2014, between Ray Singleton and Oak Valley Resources, LLC.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2014	OAK VALLEY RESOURCES, LLC

	By:	/s/ Frank A. Lodzinski
Frank A. Lodzinski, President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1	Exchange Agreement, dated as of May 15, 2014, by and between Oak Valley Resources, LLC and Earthstone Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the Commission on May 16, 2014).

2	Voting Agreement dated as of May 15, 2014, between Ray Singleton and Oak Valley Resources, LLC.

Schedule A

The following is a list of the members of the Board of Managers and the Executive Officers of Oak Valley, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Except as indicated below, all members of the Board of Managers and the Executive Officers listed below are citizens of the United States.

Board of Managers of Oak Valley Resources, LLC

Name	Position	Present Principal Occupation

Frank A. Lodzinski	Manager	President and Chief Executive Officer of Oak Valley Resources, LLC

Douglas E. Swanson, Jr.	Manager	Partner at EnCap Investments L.P.

Brad A. Thielemann	Manager	Managing Director at EnCap Investments L.P.

Zachary G. Urban	Manager	Chief Executive Officer at the Vlasic Group

Robert L. Zorich	Manager	Managing Partner at EnCap Investments L.P.

The business address of each member of the Board of Managers of Oak Valley is 110 Cypress Station Drive, Suite 220, Houston, Texas 77090.

Executive Officers of Oak Valley Resources, LLC

Name	Position and Present Principal Occupation

Frank A. Lodzinski	President and Chief Executive Officer

Robert J. Anderson	Executive Vice President – Corporate Development, Reserve Engineering

G. Bret Wonson	Vice President, Chief Accounting Officer

The business address of each executive officer of Oak Valley is 110 Cypress Station Drive, Suite 220, Houston, Texas 77090.

EXHIBIT 2

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), is dated as of May 15, 2014 by and between Oak Valley Resources, LLC, a Delaware limited liability company (the “Company”), and Ray Singleton (“Stockholder”).

WHEREAS, Stockholder is, as of the date hereof, the record and beneficial owner of that number of shares of common stock, $0.001 par value per share (the “Earthstone Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), set forth opposite Stockholder’s name on Schedule A hereto;

WHEREAS, Earthstone and the Company concurrently with the execution and delivery of this Agreement are entering into an Exchange Agreement, dated as of the date hereof (as the same may be amended or supplemented, the “Exchange Agreement”), providing for, among other things, the exchange of Earthstone Common Stock for the membership interests of the Oak Valley Subsidiaries (the “Exchange”) upon the terms and subject to the conditions set forth in the Exchange Agreement (capitalized terms used and not otherwise defined herein shall have the meanings attributed thereto in the Exchange Agreement); and

WHEREAS, as a condition to the willingness of the Company to enter into the Exchange Agreement, and in order to induce the Company to enter into the Exchange Agreement, Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the execution and delivery by the Company of the Exchange Agreement and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to the Company as follows:

(a)                            Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and unless otherwise indicated, the record owner of the shares of Earthstone Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the “Shares”) set forth opposite Stockholder’s name on Schedule A to this Agreement and such Shares represent all of the shares of Earthstone Common Stock beneficially owned by Stockholder as of the date hereof. For purposes of this Agreement, the term “Shares” shall include any shares of Earthstone Common Stock issuable to Stockholder upon exercise or conversion of any existing right, contract, option, or warrant to purchase, or securities convertible into or exchangeable for, Earthstone Common Stock (“Stockholder Rights”) that are currently exercisable or convertible or become exercisable or convertible and any other shares of Earthstone Common Stock Stockholder may acquire or beneficially own during the term of this Agreement.

(b)                           Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been validly executed and delivered by Stockholder and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Company, constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c)                            The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, (i) conflict with any agreement, arrangement or understanding to which Stockholder is a party or is bound, (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stockholder or by which he is bound or affected, (iii)(A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of Stockholder under, any agreement, contract, indenture, note or instrument to which Stockholder is a party or by which it is bound or affected, except, in the case of clause (i), (ii) or (iii), for such conflicts, breaches, defaults or other occurrences that would not prevent or materially delay the performance by Stockholder of any of Stockholder’s obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), the NYSE MKT (the “NYSE MKT”), require any filing by Stockholder with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by Stockholder of any of Stockholder’s obligations under this Agreement.

(d)                           The Shares and the certificates representing the Shares owned by Stockholder are now and at all times during the term hereof will be held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all pledges, liens, charges, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under applicable federal and state securities laws. Stockholder owns of record or beneficially no shares of Earthstone Common Stock other than Stockholder’s Shares.

(e)                            As of the date hereof, neither Stockholder, nor any of his properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

(f)                            Stockholder understands and acknowledges that the Company is entering into the Exchange Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

Section 2. Representations and Warranties of the Company. The Company hereby represents and warrants to Stockholder as follows:

(a)                            The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming that this Agreement constitutes the legal, valid and binding obligation of the Stockholder, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with the terms of this Agreement (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b)                           The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with the certificate of organization or operating agreement of the Company as presently in effect, (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or by which it is bound or affected, (iii) (A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of the Company under, any agreement, contract, indenture, note or instrument to which the Company is a party or by which it is bound or affected, except, in the case of clause (i), (ii) or (iii), for such conflicts, breaches, defaults or other occurrences that would not prevent or materially delay the performance by the Company of its obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act or the NYSE MKT, require any filing by the Company with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by the Company of its obligations under this Agreement.

(c)                            As of the date hereof, neither the Company nor any of its properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

Section 3. Covenants of Stockholder. Stockholder agrees as follows:

(a)                            Stockholder shall not, except as contemplated by the terms of this Agreement, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares (including any options or warrants to purchase Earthstone Common Stock) to any person (any such action, a “Transfer”). For purposes of clarification, the term “Transfer” shall include, without limitation, any short sale (including any “short sale against the box”), pledge, transfer, and the establishment of any open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act. Notwithstanding the foregoing, (i) Transfers of Shares as bona fide gifts, or (ii) distributions of Shares to affiliates, affiliated partnerships or other affiliated entities of the undersigned, shall not be prohibited by this Agreement; provided that in the case of any such transfer or distribution pursuant to clause (i) or (ii), each donee or distributee shall execute and deliver to the Company a valid and binding counterpart to this Agreement.

(b)                           Stockholder shall not, except as contemplated by the terms of this Agreement (i) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (ii) take any other action that would in any way restrict, limit or interfere with the performance of his obligations hereunder or the transactions contemplated hereby or make any representation or warranty of Stockholder herein untrue or incorrect in any material respect.

(c)                            At any meeting of Stockholders of Earthstone called to vote upon the Exchange or in connection with any Stockholder consent in respect of a vote on the Exchange, the Exchange Agreement or any other transaction contemplated by the Exchange Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to such matters is sought, Stockholder shall vote (or cause to be voted), or shall consent, execute a consent or cause to be executed a consent in respect of, Stockholder’s Shares in favor of the Exchange, the adoption by Earthstone of the Exchange Agreement and the approval of any other transactions contemplated by the Exchange Agreement.

(d)                           Stockholder agrees to permit Earthstone to publish and disclose in the Proxy Statement and related filings under the securities laws Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information required by applicable law.

Section 4. Grant of Irrevocable Proxy; Appointment of Proxy.

(a)                            Stockholder hereby irrevocably grants to, and appoints, Frank A. Lodzinski, and any other individual who shall hereafter be designated by the Company, Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote Stockholder’s Shares, or grant a consent or approval in respect of such Shares, at any meeting of Stockholders of Earthstone or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Exchange, the adoption by Earthstone of the Exchange Agreement and the approval of the other transactions contemplated by the Exchange Agreement.

(b)                           Stockholder represents that any existing proxies given in respect of Stockholder’s Shares are not irrevocable, and that any such proxies are hereby revoked.

(c)                            Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Exchange Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, except upon termination of this Agreement pursuant to Section 7. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with applicable law. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 7 herein.

Section 5. Adjustments Upon Share Issuances, Changes in Capitalization. In the event of any change in Earthstone Common Stock or in the number of outstanding shares of Earthstone Common Stock by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar event or transaction or any other change in the corporate or capital structure of Earthstone (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), and consequently the number of Shares changes or is otherwise adjusted, this Agreement and the obligations hereunder shall attach to any additional shares of Earthstone Common Stock, Stockholder Rights or other securities or rights of Earthstone issued to or acquired by Stockholder.

Section 6. Further Assurances. Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote Stockholder’s Shares as contemplated by Section 3 herein.

Section 7. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) the Closing Date and (b) the date upon which the Exchange Agreement is terminated pursuant to Section 7.1 thereof, including, any termination in connection with the Earthstone Board’s decision to accept a Superior Proposal. Notwithstanding the foregoing, Sections 7, 8 and 9 hereof shall survive any termination of this Agreement.

Section 8. Action in Stockholder Capacity Only. No person executing this Agreement who is or becomes during the term hereof a director or officer of Earthstone makes any agreement or understanding herein in his or her capacity as such director or officer. Stockholder signs solely in his capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, Stockholder’s Shares and nothing herein shall prohibit, limit, restrict or affect any actions taken by or fiduciary duties of Stockholder or any of his affiliates in its or their capacity as an officer or director of Earthstone to the extent permitted by the Exchange Agreement and applicable law.

Section 9. Miscellaneous.

(a)                            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Stockholder agrees that this Agreement and the obligations of Stockholder hereunder shall attach to Stockholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation Stockholder’s successors.

(b)                           Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

(c)                            Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto and in compliance with applicable law.

(d)                           Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, mailed by registered or certified mail (return receipt requested), overnight delivery or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) if to Stockholder, to the address set forth under the name of Stockholder on Schedule A hereto;

and

  (ii) if to the Company, addressed to it at:

Oak Valley Resources, LLC

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

Attention: Frank A. Lodzinski

Fax: (281) 298-4272

with a copy to (which shall not constitute notice):

Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

Attention: Reid A. Godbolt

Fax: (303) 573-8133

(e)                            Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision and (ii) reference to any Section means such Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

(f)                            Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement. Delivery of an executed counterpart signature page of this Agreement by facsimile is as effective as executing and delivering this Agreement in the presence of the other parties.

(g)                            Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, is not intended to confer upon any other Person any rights or remedies hereunder.

(h)                           Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles. Each of the parties hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement shall be brought in the state courts of the State of Delaware (or, if such courts do not have jurisdiction or do not accept jurisdiction, in the United States District Court located in the State of Delaware), (ii) consents to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that such party may have to the laying of venue of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9(d). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(h).

(i)                             Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the Company shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at law or equity.

(j)                             Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(k)                           Non-Recourse. No past, present or future employee, partner, agent, attorney, representative or affiliate of Stockholder hereto or of any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 9(k) shall limit any liability of Stockholder hereto for his breaches of the terms and conditions of this Agreement.

(l)                             Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer thereunto duly authorized and Stockholder has signed this Agreement, all as of the date first written above.

OAK VALLEY RESOURCES, LLC By: /s/ Frank A. Lodzinski Name: Frank A. Lodzinski Title: Chief Executive Officer

VOTING AGREEMENT

STOCKHOLDER SIGNATURE PAGE

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer thereunto duly authorized and Stockholder has signed this Agreement, all as of the date first written above.

STOCKHOLDER: Ray Singleton By: /s/ Ray Singleton Name: Ray Singleton

SCHEDULE A

OWNERSHIP OF SHARES

Name and Address of Stockholder	Number of Shares of Earthstone Common Stock

Ray Singleton 633 Seventeenth Street Suite 2320 Denver, Colorado 80202	453,360